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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G**
                    Under the Securities Exchange Act of 1934


                              (AMENDMENT NO. ___ )*


                                 MARK VII, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   570414 10 2
                                 (CUSIP Number)

                                  July 1, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          [ ] Rule 13d-1(b)
          [x] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Original Schedule 13D filed on April 11, 1990 was amended by a Schedule 13D filed jointly with Crouch RCE Partnership, Roger Crouch and J. Michael Head and Amendments No.1, 2, 3 and 5 thereto filed on September 21, 1990, June 17, 1991, June 24, 1992, November 5, 1992, and October 30, 1995, respectively.


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CUSIP No. 570414 10 2

1
NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         R. C. Matney    ###-##-####

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [ ]            (b)  [X]

3
SEC USE ONLY

4
CITIZENSHIP OF PLACE OR ORGANIZATION
         United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE VOTING POWER            1,071,380
6   SHARED VOTING POWER            N/A
7   SOLE DISPOSITIVE POWER       1,071,380
8   SHARED DISPOSITIVE POWER       N/A

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,071,380

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [X]
         Excludes options to purchase 290,000 shares which become exercisable July 23, 1998 through October 1, 2002.

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         11.5%

12
TYPE OF REPORTING PERSON
         IN


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Item 1.  Security and Issuer.

(a) Name of Issuer
              Mark VII, Inc.

(b) Address of Issuer's Principal Executive Offices
              965 Ridge Lake Blvd., Suite 103
              Memphis, TN   38120

Item 2.  Identity and Background.

(a) Name of person filing
              R. C. Matney

(b) Address of Principal Business Office or, if none, Residence
              600 North Emerson Avenue
              Greenwood, Indiana 46143

(c) Citizenship
              United States of America

(d) Title of Class of Securities
              Common Stock

(e) CUSIP Number
              570414 10 2

Item 3.  Type of Person.
              IN


Item 4.  Ownership.

(a) Amount Beneficially Owned:                   1,071,380

(b) Percent of Class:                                 11.5%

(c) Number of shares as to which such person has:

    (i)   sole voting power                      1,071,380
    (ii)  shared voting power                       N/A
    (iii) sole dispositive power                 1,071,380
    (iv)  shared dispositive power                  N/A


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Item 5.  Ownership of 5 Percent or Less of a Class.
         N/A

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.
         N/A

Item 7.  Identification and Classification of Subsidiary.
         N/A

Item 8.  Identification and Classification of Members of the Group.
         N/A

Item 9.  Notice of Dissolution of Group.
         N/A

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 22, 1998                           /s/ R.C. Matney
                                              --------------------------------
                                                  R.C. Matney